UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Dala Petroleum Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

23426Y 103

(CUSIP Number)

Brunson Chandler & Jones, PLLC

175 South Main Street

Suite 1410

Salt Lake City, Utah 84111

(801) 303-5721

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 10, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23426Y 103	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Thomas Howells
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ¨
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 714,200 shares of Common Stock (1) 225 shares of Series A 6% Convertible Preferred Stock convertible into 321,431 shares of Common Stock. (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 714,200 shares of Common Stock (1) 225 shares of Series A 6% Convertible Preferred Stock (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 714,200 shares of Common Stock (1) 225 shares of Series A 6% Convertible Preferred Stock convertible into 142,858 shares of Common Stock.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.52% (2)
14.	TYPE OF REPORTING PERSON (see instructions) Thomas Howells: IN Clearline Ventures, LLC: CO 3-2-1 Partners, Ltd.: CO Jenson Services, Inc.: CO

(1)

Of the 714,200 common shares, Mr. Howells controls 100,000 in his individual name; 364,200 are beneficially held by Clearline Ventures, LLC, for whom Mr. Howells serves as Manager; 50,000 are beneficially held by 3-2-1 Partners, Ltd., for whom Mr. Howells serves as Manager; 200,000 are beneficially held by Jenson Services, Inc. and Mr. Howells holds an option on these shares when they become exercisable after June 3, 2016.  The 225 Series A 6% Preferred Shares are also held by Clearline Ventures, LLC.

(2)

Based on the 3,856,286 shares of Common Stock of the Company being outstanding or issuable as of May 24, 2016.

CUSIP No. 23426Y 10 3	13D	Page 3 of 5 Pages

Item 1.  Security and Issuer.

The class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common stock, $0.001 per share par value (the “Common Stock”), and the Series A 6% Convertible Preferred Stock (the “Preferred Stock”) of Dala Petroleum Corp., a Delaware corporation (the “Issuer”).

Item 2.  Identity and Background.

a)

This Schedule 13D is filed by Mr. Thomas Howells.

b)

Mr. Howells’s business address is 4685 S. Highland Drive, Suite 202, Salt Lake City, Utah 84117.

c)

Mr. Howells has been an employee and the Secretary/Treasurer of Jenson Services, Inc. for the past 19 years, a consulting firm focusing primarily on general business consulting and has completed a number of transactions in the oil and gas space.

d)

During the last five years, Mr. Howells has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e)

During the last five years, Mr. Howells has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)

Mr. Howells is a citizen of the United States of America.

Item 3.  Source or Amount of Funds or Other Consideration.

Mr. Howells acquired 225 shares of Series A 6% Convertible Preferred Stock at $1.00 per share from then-preferred shareholders and in connection with a settlement agreement entered into between the Company and certain of its shareholders.

Mr. Howells made various acquisitions from 2006 to 2014 through share purchase agreements and issuances from treasury ranging from $0.01 to $0.09 per share, utilizing personal funds.

Item 4.  Purpose of Transaction.

Investment.

Item 5.  Interest in Securities of the Issuer.

a)

As of the date hereof, Mr. Howells beneficially owns 714,200 shares of Common Stock of the Company (approximately 18.52%) and 225 shares of Series A 6% Convertible Preferred Stock.

b)

Number of shares as to which such person has:

•

Sole power to vote or to direct vote: 714,200 shares of Common Stock

•

Shared power to vote or to direct the vote: 0

•

Sole power to dispose or to direct the disposition of: 714,200 shares of Common Stock and 225 shares of Series A 6% Convertible Preferred Stock

•

Shared Power to dispose or to direct the disposition of: 0

CUSIP No. 23426Y 10 3	13D	Page 4 of 5 Pages

c)

Mr. Howells acquired 225 shares of Series A 6% Convertible Preferred Stock at $1.00 per share from then-preferred shareholders and in connection with a settlement agreement entered into between the Company and certain of its shareholders

Mr. Howells made various acquisitions from 2006 to 2014 through share purchase agreements and issuances from treasury ranging from $0.01 to $0.09 per share, utilizing personal funds.

d)

Not applicable

e)

Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.  Material to Be Filed as Exhibits.

None.

CUSIP No. 23426Y 10 3	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DALA PETROLEUM CORP.

/s/ Thomas Howells Name

President
Title

May 27, 2016 Date